FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of March, 2004

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Senior Vice President
                                                General Manager of
                                                 Finance & Accounting Division

March 31, 2004


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       Ricoh and Hitachi Reach Basic Agreement on Ricoh's Acquisition of
                        Hitachi Printing Solutions, Ltd.


Tokyo, March 31, 2004---Ricoh Co., Ltd. ('Ricoh') and Hitachi, Ltd. ('Hitachi') today announced that Ricoh and Hitachi have signed a basic agreement to the effect that Hitachi will transfer all its shares of Hitachi Printing Solutions, Ltd. ('Hitachi PRS'), a 100% owned subsidiary, to Ricoh. Details are as follows.

1. Reasons for the basic agreement
Ricoh is committed to strengthening its printer business, an important pillar of its growth strategy. To this end, Ricoh will strengthen product lines for the office color printer market, printers for mission-critical systems and POD, or print-on-demand, markets, in which Ricoh is yet to participate. In addition, Ricoh will enhance IT sales channels on top of its conventional copier marketing channels. Through these initiatives, Ricoh will optimize "Total Document Volume" as the strategic objective of its imaging solutions business.

In accordance with the basic agreement, Ricoh will acquire Hitachi PRS, which enjoys considerable success with its printers for mission-critical systems, high-speed printers for the POD markets and also low-end color laser printers. Hitachi PRS's participation in the Ricoh group will not only create synergistic effects in the areas of technology, products and human resources for Ricoh printer business but also contribute to increasing Ricoh's corporate value.

Hitachi, for its part, is making every possible effort to ensure that all its businesses win in the global marketplace in accordance with its mid-term business plan: "i.e.HITACHI Plan II." This basic agreement was made within the context of this plan. Hitachi sees printers as important products for its information and communication systems business and intends to provide its customers with even higher valued-added solutions, maintaining all the while a strong business partnership with Ricoh.

2. Corporate profile of Hitachi PRS
(1) Name                      Hitachi Printing Solutions, Ltd.
(2) President                 Toshiaki Katayama
                              President and Chief Executive Officer
(3) Address                   15-1, Konan 2-chome, Minato-ku, Tokyo, Japan
(4) Date of incorporation     October, 2002
(5) Business content          Printers and related equipment, software
                              development, product development, design,
                              production and marketing
(6) Fiscal year-end           March 31
(7) Number of employees       820 (Group 2,200) as of December, 2003
(8) Capital stock             5,000 million yen
                              (Number of shares held 100,000)
(9) Net sales                 About 60,000 million yen
                              (estimate for fiscal year ended in March 2004)

3. Changes in share holding ratios
Current                       Ricoh    0%     Hitachi    100%
After the transfer (plan)     Ricoh  100%     Hitachi      0%

4.Schedule
    Scheduled transfer of shares: October 2004

5.Influence on Ricoh and Hitachi consolidated financial figures
    None for fiscal 2003 ending on March 31, 2004 is expected.
    Influence in fiscal 2004 ending on March 31, 2005 will depend on result of current negotiations.

About Ricoh
A pioneer in digital office equipment, Ricoh offers a broad range of office solutions with world class support and services, including MFPs, printers, fax machines, CD-R and DVD+ReWritable drives and media. With 394 consolidated subsidiaries worldwide, employing approximately 74,000 people, the Ricoh Group posted consolidated total sales of 1,738.4 billion yen ($14.7 billion) for the fiscal year ended March 31, 2003. A global leader, the Ricoh Group currently enjoys No.1 market share for plain paper copiers in Europe, Japan and No.2 share in the USA. For more information on Ricoh, please visit the company's Web site at http://www.ricoh.com.

About Hitachi
Hitachi, Ltd., headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 340,000 employees worldwide. Fiscal 2002 (ended March 31, 2003) consolidated sales totaled 8,191.7 billion yen ($68.3 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://www.hitachi.com.

Contact:

Ricoh Company, Ltd.                          Hitachi, Ltd.
Takanobu Matsunami                           Yasuo Hirano
+81-3-5411-4511 (Japan)                      +81-3-3258-2056 (Japan)
koho@ricoh.co.jp                             yasuo_hirano@hdq.hitachi.co.jp

                                             Hitachi America, Ltd.
                                             Matt Takahashi
                                             +1-650-244-7902 (U.S.)
                                             masahiro.takahashi@hal.hitachi.com

                                             Hitachi (China) Investment, Ltd.
                                             Yuji Hoshino
                                             +86-10-6590-8141 (China)
                                             y_hoshino@hitachi.com.cn

                                             Hitachi Europe Ltd.
                                             Kantaro Tanii
                                             +44-1628-585379 (U.K.)
                                             kantaro.tanii@hitachi-eu.com